March 25, 2020

John P. Love
Chief Executive Officer
United States Gasoline Fund, LP
1850 Mt. Diablo Boulevard, Suite 640
Walnut Creek, California 94596

       Re: United States Gasoline Fund, LP
           Registration Statement on Form S-1
           File No. 333-237337
           Filed March 23, 2020

Dear Mr. Love:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julia Griffith at 202-551-3267 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance